June 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (973) 924-5192

Domenick A. Cama
Executive Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

>   **Re: Investors Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2006**
>   **Filed September 15, 2006**
>   **File No. 000-51557**

Dear Mr. Cama:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief